UBS AG
Postfach
CH-8098 Zürich
Tel. +41-44-234 11 11

www.ubs.com
Via EDGAR and messenger
Mr. Michael Seaman
Special Counsel
Division of Corporation Finance
United States Securities and Exchange
Commission
100 F Street, N.E.
Washington, D.C. 20549
February 18, 2011
UBS AG HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83
UBS AG
Form 20-F for the fiscal year ended December 31, 2010
Form 6-K furnished May 4, 2010
Form 6-K furnished July 27, 2010
File Number 001-15060
Dear Mr. Seaman:
We respectfully submit the responses set forth below to the comment letter dated January 18, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to (a) the annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”), (b) the first quarter 2010 report on Form 6-K (the “Q1 2010 Form 6-K”), and (c) the second quarter 2010 report on Form 6-K (the “Q2 2010 Form 6-K) of UBS AG (“UBS” or the “Company”). For your convenience, we have set out the text of each comment contained in the Comment Letter, followed by our response. As you requested, we have included supplemental information where applicable.
Reference is also made to an earlier comment letter from the Staff dated September 9, 2010 (the “September Comment Letter”) with respect to the filings noted above. UBS responded to the September Comment Letter on October 7, 2010. In a subsequent telephone call with the Staff related to Comment 15 in the September Comment Letter, UBS undertook to include in our Annual Report on Form 20-F for the year ended December 31, 2010, enhanced disclosure of our exposures to sovereign debt issued by countries that have suffered market dislocation. We hereby confirm our intention to include such enhanced disclosure.
General
1. It does not appear that you have filed “clean” opinions of counsel in connection with your ongoing sales of linked notes under your shelf registration statement (File No. 333- 156695). Please advise us why “clean” opinions have not been filed, or if they have been filed, where they are located.

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG Form 20-F for the fiscal year ended December 31, 2010 Form 6-K furnished May 4, 2010 Form 6-K furnished July 27, 2010 File Number 001-15060

The validity opinions of Sullivan & Cromwell LLP (as to New York law) and Homburger AG (as to Swiss law) filed as exhibits 5.1 and 5.3, respectively, to the referenced registration statement contained conditions that reflected the fact that the opinions were written at a time when the registration statement had not yet been filed or become effective, and the specific authorization of any securities to be issued under the registration statement had not yet occurred. We believed, based on advice of counsel and on our own experience with previous Form F-3 filings, that these conditions were typical in opinions filed as Exhibit 5 to shelf registration statements, and we continue to believe that our filing is consistent with long-standing and current market practice.
In order to file completely clean opinions, we would need to file separate opinions under both U.S. and Swiss law at the time of each issuance under the registration statement. We do not believe that it is standard market practice to do so, although we acknowledge that some less-frequent issuers do so. In 2010, we completed about 230 separate takedowns under the registration statement. We would ask the Staff to consider the substantial time and cost burdens involved in preparing and filing both U.S. and Swiss opinions on a nearly daily basis for a frequent issuer like UBS. Further, we believe that the constant stream of Forms 6-K put on the record will make it much more difficult for investors to watch for filings containing truly important information about UBS.
We understand that Sullivan & Cromwell and others are discussing with the Staff the best way to address the Staff’s concern on this point, on UBS’s behalf and on behalf of other registrants. We would ask that we be permitted to await the outcome of those discussions before agreeing to a specific course of action.
2. We have received your response to comment 9 from our letter dated September 9, 2010 and the related supplemental correspondence dated December 31, 2010. Our review is ongoing and we may have further comments.
We await the outcome of completion of the Staff’s review of this item.
3. Please tell us about your contacts with Iran, Syria, Sudan and Cuba, countries subject to U.S. economic sanctions and export controls and identified by the U.S. State Department as state sponsors of terrorism, since your letters to us of November 16, 2005, April 20, 2006 and September 6, 2006. In this regard, we note the disclosure in your 20-F regarding your operations in the Middle East, Africa and Latin America, and the disclosure in your 20-F for fiscal 2007 that you decided to exit commercial and client business dealings with countries including Iran and Sudan. Please discuss the nature and extent of your contact with these countries, whether direct or through affiliates, partners, or other indirect arrangements.
UBS has no subsidiary or affiliate, employees or other physical presence in any of the Subject Countries. *** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG Form 20-F for the fiscal year ended December 31, 2010 Form 6-K furnished May 4, 2010 Form 6-K furnished July 27, 2010 File Number 001-15060

UBS is a globally active financial institution and recognizes its obligations towards various stakeholders, laws and regulations. During 2005, after conducting a careful evaluation of business and risks, UBS adopted a global sanctions policy and decided to end business dealings on a group-wide, global basis with a limited number of countries, including Iran, Cuba, Sudan, Myanmar, North Korea, and — to a lesser extent — Syria (save for a limited number of permitted transactions such as those for the United Nations and a limited number of certain other international/humanitarian organizations). Our commitment to this policy is serious and forms part of the corporate culture that starts at the top of the organization and runs all the way through its operations. This decision required us to exit client relationships with individuals (except Syrian nationals) and institutional clients domiciled in these countries, and no new or further business has been undertaken since we began to implement our policy decision in 2005. Implementation of this policy, including exiting relationships and implementing global systems and controls, began in 2005 and was largely complete by the end of 2006.
*** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***
4. Please discuss the materiality of your contacts with Iran, Cuba, Syria or Sudan described in response to the foregoing comment and whether those contacts constitute a material risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Cuba, Syria and Sudan.
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We understand that a number of U.S. states and local governments have proposed or adopted legislation requiring divestment from, or reporting of interests in, companies that do business in certain countries. We further understand that this legislation is designed to restrict support of business in sanctioned countries to enhance the effect of existing sanctions measures against the current regimes of the countries in question. We believe that our implementation of our internal sanctions policy is consistent with these goals.
5. Please also discuss the potential for reputational harm from your relationships with third parties. For instance, we note from 2007 and 2008 news articles that you have provided advisory or investment banking services to PetroChina, which has contacts with Iran, Syria, Sudan and Cuba, and which acknowledges on both its website and in its most recent 20-F the risk of adverse investor reaction to PetroChina because of the operations of its parent, China National Petroleum Corporation, in all four countries, as well as its own operations relating to those countries. In addition, we note from 2008 news articles that you purchased a large block of Sinopec Shanghai PetroChemical, which acknowledges in its most recent 20-F negative publicity and divestment of its stock because of its parent companies’ Sinopec Corp. and Sinopec Group operations in Iran, Syria, Sudan and Cuba. Please discuss the significance to you of these types of relationships, and the potential for harm to your reputation and share value to suffer as a result of your relationships with these companies.

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG Form 20-F for the fiscal year ended December 31, 2010 Form 6-K furnished May 4, 2010 Form 6-K furnished July 27, 2010 File Number 001-15060

UBS continues to apply its internal sanctions policy to protect the firm’s reputation and ensure compliance with the economic sanctions laws of the jurisdictions in which it does business. In addition to recognizing applicable local sanctions restrictions, the policy applies a set of sanctions restrictions consistent with the sanctions restrictions imposed by the United Nations, European Union, United States and Switzerland. These business restrictions apply to any entity that is UBS controlled.
While the existence of particular sanctions does not mean that all transactions involving parties having connections to or with a particular country are prohibited, UBS is keenly aware of the reputational risks that can accompany business activities connected to sanctioned parties. It therefore employs risk-based, internal procedures to prevent its products and services from being used to facilitate business with sanctioned parties. These internal restrictions may result in UBS’s refusal of business, even if permissible under applicable law. UBS’s sanctions controls continue to evolve, and emphasis on indirect sanctions risk has increased.
UBS assesses the reputational risk associated with business activity, including investment banking activity, on a case-by-base basis. Decisions are highly dependent on circumstances and facts available at a particular time. A decision to conduct business with a client in the circumstances existent on one date does not mean that UBS would proceed with a similar transaction presented at a later date. In reviewing a potential business proposal, UBS considers a variety of factors and informational sources, taking particular note of those companies predominantly engaged in sanctioned countries. These internal controls were employed in UBS’s careful consideration of its participation in the 2007-2008 Petrochina A-share IPO listing on the Shanghai stock market. UBS conducted a thorough review of available facts and proceeded after satisfying itself that its services in furtherance of the IPO were supporting domestic projects in China, and not projects in sanctioned countries. While UBS gave particular consideration to the fact that Petrochina’s parent, CNPC, had activities in Sudan, it also observed that Petrochina was a separate corporation with listings on the New York and Hong Kong stock exchanges that neither had operations in Sudan nor derived any revenues from Sudan.
The reputational risk connected with an activity can depend in part on the regulations and guidance provided by the office that administers the U.S. sanctions programs, the U.S. Department of the Treasury’s Office of Foreign Assets Control. UBS has taken note of written OFAC guidance, made available by industry groups, which outlines the circumstances under which U.S. persons’ minority ownership of companies doing business with sanctioned countries is, in fact, permissible.
Sinopec Shanghai Petrochemical has not been sanctioned by the U.S. government. UBS has no control or strategic participation in Sinopec Shanghai Petrochemical, which is ultimately majority-owned and controlled by the Chinese government. UBS’s holdings of shares in Sinopec Shanghai Petrochemical constitute a small percentage of issued shares and a small portion of UBS holdings. *** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 *** UBS does not view this level of holdings as material or potentially material to investors.
Exhibits, page 21
Exhibit 4.1
6. We note your response to our prior comment 1. Please address why you believe you are not required to file the Deferred Prosecution Agreement in its entirety in light of your obligations as a reporting company. In the alternative, please amend your Form 20-F to file the agreement in its entirety or submit an application for confidential treatment pursuant to Exchange Act Rule 24b-2.

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG Form 20-F for the fiscal year ended December 31, 2010 Form 6-K furnished May 4, 2010 Form 6-K furnished July 27, 2010 File Number 001-15060

When we filed our 2009 Annual Report on Form 20-F in March 2010, we believed that filing the Deferred Prosecution Agreement (DPA) as an exhibit was required because the agreement itself was material to UBS, and both (i) was to be performed in whole or in part on or after the date of the filing, and (ii) was entered into not more than two years before the filing date. The DPA has five exhibits — i.e., Exhibits A-E — four of which were included in our filing. We did not include Exhibit E in our filing because Exhibit E was filed under seal by the Department of Justice and remains under seal pursuant to an order (the “Seal Order”) issued in February 2009 by the United States District Court for the Southern District of Florida in United States of America v. UBS AG, Case No. 09-60033-CR, February 18, 2009 (S.D. FL.) in connection with that Court’s approval of the DPA at that time. Absent the Seal Order, Exhibit E would have been included in the filing. In our filing, we clearly disclosed its absence, and indicated in abbreviated form the reason.
By way of background, the DPA resolved a lengthy investigation by the Department of Justice, Tax Division (“DOJ”) of UBS’s U.S. cross-border business. The DPA was presented to and approved by the District Court on February 18, 2009. In connection with the execution of the DPA, DOJ filed a one-count criminal information (the “Information”) charging UBS with conspiracy to defraud the IRS through the operation of the U.S. cross-border business through which Swiss-based private bankers allegedly assisted U.S. clients in evading their U.S. income tax obligations. The DPA had a minimum term of 18 months, and contained a number of obligations that UBS had to fulfill in that time, including completing its previously announced exit from its U.S. cross-border business. If during that 18-month term, or any permitted extension, UBS fulfilled all of its obligations under the DPA, DOJ would seek dismissal with prejudice of the Information.1
Another important obligation set forth in the DPA was that, pursuant to an order issued by the Swiss Financial Market Supervisory Authority (“FINMA”), “UBS shall provide or cause to be provided to the Government [i.e., DOJ] the identities and account information of certain U.S. clients (the ‘Disclosed Accounts’) as set forth in a letter between UBS and the Government, dated February 16, 2009 (the ‘Account Disclosure Letter’), attached hereto as Exhibit E and filed separately under seal, upon entry of an order by the Court accepting this Agreement.” DPA Paragraph 9. *** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 *** Following the District Court’s approval of the DPA, UBS fulfilled its obligations with respect to DPA Paragraph 9 by causing to be submitted to DOJ the client and account-related information described in Exhibit E.
While we appreciate the Staff’s comments as reflected in its letters of September 9, 2010 and January 18, 2011, we do not believe that UBS is lawfully able, or required in these circumstances under the relevant rules, to file Exhibit E as part of its 2009 Annual Report on Form 20-F.
First, the Seal Order remains in full force and effect and contains no exception that would permit the filing of Exhibit E as part of UBS’s Annual Report on Form 20-F for 2009 (or any other year). As a result, UBS is not lawfully able to include Exhibit E with such 20-F filing, and would be subject to possible civil and/or criminal contempt sanctions for violation of the Seal Order were it to do so.

[1]
At the same time that UBS executed the DPA, UBS also entered into a Consent Order with the SEC which was subsequently embodied in a Final Judgment entered by the United States District Court for the District of Columbia on March 19, 2009 in Securities and Exchange Commission v. UBS AG, Case No. 1:09-cv-00316 (D.D.C. February 18, 2009). Among other things, the Consent Order required that by August 31, 2010 UBS cease the provision of unregistered broker-dealer or investment advisory services to U.S. Persons absent proper registration or an exemption or exception from registration.

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG Form 20-F for the fiscal year ended December 31, 2010 Form 6-K furnished May 4, 2010 Form 6-K furnished July 27, 2010 File Number 001-15060

*** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***
Second, we do not believe that the Staff’s suggestion that UBS may file Exhibit E pursuant to an application for confidential treatment pursuant to Exchange Act Rule 24b-2 changes the above analysis of the issue. Most fundamentally, and as explained above, the Seal Order contains no exception that would permit UBS to make any disclosure of Exhibit E — even to another governmental agency such as the SEC. *** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***
In addition, even if we were lawfully able to file Exhibit E with the SEC under a confidential treatment request, there is no clear basis under Exchange Act Rule 24b-2 for UBS to make such a request. The only substantive grounds available to a registrant (as opposed to the SEC itself) to exclude disclosure of information under FOIA is where the information consists of “trade secrets and commercial or financial information obtained from a person and privileged or confidential” (5 USC Section 552(b)(4); see also 17 CFR Section 200.80(b)(4)). The material on Exhibit E does not appear to fit in that category.
Third, it is not clear that the relevant SEC Rules in fact require UBS to file Exhibit E under the extant facts and circumstances. Instruction 4(a) as to Exhibits to Form 20-F requires the filing, as an exhibit, of “material contracts” meeting certain criteria. UBS, however, has satisfied the letter of this requirement through the filing of the DPA. On its face, Instruction 4(a) does not expressly require the filing of all exhibits or appendices to “material contracts” required to be filed pursuant to Instruction 4(a). Certainly, neither Instruction 4(a), nor any guidance of which we are aware, speaks to, much less requires, filing of an exhibit to a “material contract” under the circumstances that exist here — i.e., filing of a sealed document in contravention of a valid U.S. federal court order.
In addition, we believed, and continue to believe, that Exhibit E does not contain material information or information necessary for investors in UBS to have a complete understanding of the prospective obligations undertaken by UBS pursuant to the DPA. The DPA, which, among other things, required UBS to exit the U. S. cross-border business, was filed with the SEC in its entirety, including exhibits (other than Exhibit E).2 Paragraph 9 of the DPA explains that UBS has an obligation to provide certain account information to the DOJ as directed by the FINMA order. Exhibit E simply sets forth the specific criteria as to the types of accounts and account information that will be provided. However, that specific information is simply not material to investors in UBS because it does not alter the obligation to make disclosure to the DOJ which is already clearly described in Paragraph 9 of the DPA. Apart from DOJ, the only persons who might have an interest in the details of Exhibit E are the U.S. taxpayers that are the target of DOJ’s ongoing criminal tax investigation. This is precisely why Exhibit E was filed under seal by the DOJ and why DOJ continues to believe strongly that it should remain under seal.3
We hope that this response adequately responds to the questions raised with respect to Exhibit E. *** CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 ***

[2]
In this regard, Exhibit E is categorically different from the other DPA exhibits, all of which were filed and all of which fairly viewed might be material to UBS shareholders. For example: the Board Resolution (Exhibit A) demonstrates that UBS executed the DPA with proper corporate authority and that appropriate representatives were further authorized to take additional steps to fulfil its purposes; the Information (Exhibit B) set forth DOJ’s allegations against UBS; the Statement of Facts (Exhibit C) sets forth the conduct for which UBS acknowledged responsibility pursuant to the DPA; and the Agreed form of Exit Letter (Exhibit D) provides additional detail on the UBS’s required exit from the U.S. cross-border business, one of the critical obligations under the DPA. By contrast, Exhibit E, as described, merely provides the criteria for the information that the DOJ was to receive. While the details of Exhibit E were certainly of importance to DOJ, it can hardly be said that UBS shareholders had the same interest in such details. This is even more so the case since Paragraph 9 of the DPA provides a macro-level description of the role and content of Exhibit E.

[3]	UBS has also satisfied all its obligations under the SEC Consent Order entered into in connection with the SEC’s investigation of UBS’s U.S. cross-border business.

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG Form 20-F for the fiscal year ended December 31, 2010 Form 6-K furnished May 4, 2010 Form 6-K furnished July 27, 2010 File Number 001-15060

We confirm our acknowledgement that:
•	UBS AG is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings;

•	UBS AG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
UBS AG requests that this letter be treated as confidential and that we receive timely notification and afforded an opportunity to object if any request for it is received under the Freedom of Information Act or any other law, based on the competitive damage that would arise from its release.

CONFIDENTIAL TREATMENT REQUESTED BY UBS AG	UBS AG Form 20-F for the fiscal year ended December 31, 2010 Form 6-K furnished May 4, 2010 Form 6-K furnished July 27, 2010 File Number 001-15060

We are available to discuss this letter with you, should you so wish. If you wish to contact us, we suggest you contact Louis Eber at 011-41-44-234-5954 or John Cusack at 011-44-20790-15772.

Very truly yours,

UBS AG

/s/ Louis Eber	/s/ John-Paul Cusack

Louis Eber	John-Paul Cusack
Group Managing Director	Managing Director
Deputy General Counsel	Head of AML Compliance